March 21, 2005

By Facsimile 650.752.3603  and U.S. Mail

William M. Kelly
Martin A. Wellington
Davis Polk & Wardell
1600 El Camino Real
Menlo Park, California 94025

Re:	Retek Inc.
	Schedule TO-T filed on March 9, 2005 by Ruby Merger Corp.
	and Oracle Corporation
	File No. 005-59843

Dear Messrs. Kelly and Wellington:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

14.  Conditions to the Offer, page 27

1. The reference to May 9, 2005 in the introductory paragraph is unclear. Please advise.

2. We note that that you may assert any of the conditions to your offer "regardless of the circumstances (including any action or omission to act by Parent or [you]) giving rise to any such conditions." Please note that it is not appropriate for bidders to assert conditions that remain within their control, as such conditions would suggest an offer is illusory. Therefore, please revise your disclosure to remove any acts or omissions by you as a basis for asserting any of the conditions of the offer.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Schedule TO-T in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-1957. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

                 					Very truly yours,



     	          					Jeffrey B. Werbitt
							Attorney-Advisor
							Office of Mergers and
							Acquisitions

cc:	Daniel Cooperman
      Senior Vice President, General Counsel
    	     and Secretary
      Oracle Corporation
      500 Oracle Parkway
      Redwood City, California 94065